2022 ANNUAL REPORT ACCELERATING PROFITABLE GROWTH

Ryder Ever better.™

CORPORATE PROFILE

Ryder System, Inc. is a $12 billion logistics and transportation company. We operate behind the scenes, managing critical fleet, transportation, and supply chain functions for nearly 45,000 customers, many of which make products consumers use every day.

DIVERSIFIED CUSTOMER BASE

- 20% Food & Beverage
- 18% Retail & Consumer Goods
- 17% Transportation & Logistics
- 11% Automotive
- 10% Industrial
- 7% Housing
- 5% Technology
- 5% Business & Personal Services
- 7% Other



SUPPLY CHAIN SOLUTIONS (SCS)

39%

OF TOTAL REVENUE

Ryder's Supply Chain Solutions business segment offers businesses an end-to-end suite of solutions that includes warehousing, distribution, transportation logistics, e-commerce and omnichannel fulfillment, and last mile delivery to turn logistics networks into competitive advantages.



DEDICATED TRANSPORTATION SOLUTIONS (DTS)

15%

OF TOTAL REVENUE

Ryder's Dedicated Transportation Solutions business segment provides customers all the benefits of a private fleet by combining the best of Ryder's leasing and maintenance capabilities with the safest and most professional drivers and technology in the industry.



FLEET MANAGEMENT SOLUTIONS (FMS)

46%

OF TOTAL REVENUE

Ryder's Fleet Management Solutions business segment offers full-service leasing solutions, contract maintenance, and commercial rental of trucks, tractors, and trailers to help businesses of all sizes across virtually every industry deliver for their customers.

1933 YEAR FOUNDED

258,600 VEHICLES SERVICED

48,300 EMPLOYEES

$10.7B FREIGHT UNDER MANAGEMENT

~45,000 COMMERCIAL CUSTOMERS

95M SQ. FT. OF WAREHOUSE SPACE



LEADING PROVIDER OF OUTSOURCED LOGISTICS AND TRANSPORTATION SOLUTIONS IN NORTH AMERICA

Ryder System, Inc.
NYSE: R

2022 ANNUAL REPORT

EXECUTING ON OUR BALANCED GROWTH STRATEGY

BALANCING TOP-LINE GROWTH WITH RETURNS AND FREE CASH FLOW

2022 ACCOMPLISHMENTS

DE-RISK AND OPTIMIZE THE MODEL	ENHANCE RETURNS AND FREE CASH FLOW OVER CYCLE	DRIVE LONG-TERM PROFITABLE GROWTH
Strengthened renewing DTS contracts to facilitate higher and faster cost pass-throughs	Improved returns in SCS/DTS	SCS/DTS revenue is 54% of total, up from 37% in 2015
FMS UK exit substantially complete; ~$400M in proceeds redeployed	Annual cost savings surpassed $100M from multi-year maintenance initiative	Strategic SCS acquisitions
	60% of lease portfolio priced at higher returns	Returned $680M to shareholders through buybacks and dividends
	Lease growth of 1,300 vehicles	

MULTI-YEAR INITIATIVES EXPECTED TO BENEFIT EPS OVER THE CYCLE


Acquisitions/Share Repurchases
FMS Maintenance Cost Savings
FMS Lease Pricing
Profitable SCS/DTS Growth
Ryder

3 | RYDER 2022 ANNUAL REPORT

D E A R S H A R E H O L D E R S : I’m extremely proud of the Ryder team’s strong execution in 2022. We made significant progress on our balanced growth strategy, which allows us to achieve top-line growth with returns and free cash flow and ultimately create long-term shareholder value. We strategically prioritized initiatives that are de-risking and optimizing our business model, enhancing returns and free cash flow over the cycle, and driving long-term profitable growth. Successful execution of these initiatives, combined with favorable market conditions, enabled us to deliver record revenue, earnings, and adjusted return on equity (ROE) in 2022. Secular trends, including demand for resilient supply chains, ongoing labor challenges, and OEM production constraints, continued to drive companies to choose Ryder as their long-term transportation and logistics outsourcing solution. In addition, our investments in innovative technology such as RyderShare™, our visibility and collaboration platform, remain key differentiators for us in the marketplace. 2022 R E S U LT S In 2022, we generated record ROE of 29%, reflecting strong market conditions in used vehicle sales and rental, as well as benefits from our initiatives to increase returns. Our lease pricing initiative remains a meaningful contributor to higher returns in Fleet Management Solutions (FMS), as does our multi-year maintenance initiative, which surpassed its $100 million annual cost savings target in 2022. Improved performance in Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS) also benefited results, reflecting pricing adjustments and cost recovery initiatives, as well as organic growth and SCS acquisitions. We also delivered record comparable earnings per share (EPS) from continuing operations of $16.37, up from $9.58 in the prior year. Record revenue of $12 billion was driven by organic revenue growth in all three business segments, reflecting secular trends and our sales and marketing initiatives, as well as strategic acquisitions in SCS. SCS and DTS revenue combined represented 54% of total company revenue, up from 37% in 2015, and demonstrated accelerated growth in these higher-return businesses, consistent with our balanced growth strategy. Operating cash flow grew to $2.3 billion, and free cash flow was $921 million, which includes proceeds of approximately $400 million from the exit of our sub- performing FMS business in the United Kingdom. The exit is substantially complete, and the proceeds have been redeployed to higher-return opportunities. Our strong balance sheet enabled us to fund organic growth and strategic SCS acquisitions, as well as return more than $680 million to shareholders through share repurchases “Successful execution of initiatives supporting our balanced growth strategy, combined with favorable market conditions, enabled us to deliver record revenue, earnings, and ROE in 2022.” R O B E R T S A N C H E Z Chairman and CEO 2022 ANNUAL REPORT BALANCED GROWTH STRATEGY DRIVES STRONG EARNINGS 3 | RYDER 2022 ANNUAL REPORT

and quarterly dividends. Although market conditions in used vehicle sales and rental are expected to normalize in 2023, we expect to achieve our long-term financial targets over the cycle and to outperform prior cycles due to ongoing momentum from multi-year initiatives. I N V E S T I N G I N T H E F U T U R E As part of our strategy to accelerate growth in SCS, we executed several strategic acquisitions in 2022. In January 2022, we acquired Whiplash, Ryder’s largest acquisition to date. The acquisition significantly grew our network with scalable e-commerce and omnichannel fulfillment solutions and was a key driver of 2022 SCS revenue growth. Later in the year, we further diversified our e-fulfillment portfolio by adding retail clients in health, beauty, and cosmetics with the acquisition of Dotcom Distribution. In September 2022, Ryder acquired Baton, a start-up known for developing proprietary logistics technology that optimizes transportation networks. Prior to the acquisition, Ryder initially invested in Baton via RyderVentures, Ryder’s corporate venture capital fund. Baton’s co-founders now serve as co-chief product and technology officers for Ryder and are focused on bringing to market innovative solutions that solve industry challenges. We’ve also enhanced many of our innovative technology offerings. For example, we expanded COOP by Ryder®, our peer-to-peer commercial vehicle sharing platform, nationwide. We’ve also rolled out the next evolution of RyderShare™, our one- of-a-kind visibility and collaborative logistics technology, which now includes a warehouse management solution. On the digital technology front, our RyderView™ platform is offering customers a best-in-class delivery execution technology for big-and-bulky goods. In addition, through RyderVentures, we’re committed to investing $50 million in and collaborating with start-up companies that are tackling disruptions in our industry. To date, RyderVentures has invested in various start-ups, including micro-fulfillment, warehouse automation, dispatch technology, driver staffing, autonomous vehicles, and mobile carbon capture, among others. C O R P O R AT E R E S P O N S I B I L I T Y Businesses also rely on Ryder to guide them through unpredictable market disruptions and an evolving logistics landscape. Today, more than ever, they choose Ryder to build and maintain their supply chains and transportation networks in a sustainable, responsible, and respectful manner. In 2022, we published our annual Corporate Sustainability Report (CSR) for 2021, outlining our efforts and investments in sustainability, as well as how the areas of environmental, social, and governance (ESG) are integrated into the fabric of our business. SHAREHOLDER LETTER (CONTINUED) “Although market conditions in used vehicle sales and rental are expected to normalize in 2023, we expect to achieve our long-term financial targets over the cycle and to outperform prior cycles due to ongoing momentum from multi-year initiatives.” 29% 2022 ADJUSTED RETURN ON EQUITY CEO LETTER 4 | RYDER 2022 ANNUAL REPORT

CEO LETTER Charitable giving is also embedded throughout our organization, both at the corporate and employee level. In 2022, Ryder’s charitable giving priorities continued to follow a strategic and purposeful focus, coming in at $2.9 million, which remained in line with past giving levels as well as with national corporate giving benchmarks and focus areas. In October, we hosted our annual United Way workplace campaign and the generosity of Ryder employees prevailed – we achieved records in both employee funding and participation, raising $1.0 million between employee contributions and Ryder’s corporate gift. We’re continually striving to make Ryder a better business, a better place to work, and a better corporate citizen, and we’re being recognized for our efforts. FORTUNE® named us among its “World’s Most Admired Companies” for an 11th consecutive year on this global list. Ryder was also named a “Green Supply Chain Partner” by Inbound Logistics for the 14th consecutive year, as well as being voted among the “Top 10 3PLs” in its Readers’ Choice Excellence Awards. We also ranked among the “Top 25 Most Innovative & Disruptive Companies” in the freight technology space, according to the FreightWaves FreightTech 25 awards. And, for the fourth consecutive year, Women in Trucking named us one of the “Top Companies for Women to Work for in Transportation,” while also honoring six Ryder employees as “Top Women to Watch in Transportation” in 2022. At the core of our success are our employees. We strive to create a high-performance culture that embraces diverse perspectives and experiences and ensures that all our employees have opportunities to develop the skills they need to excel in their fields. We ended the year with 48,300 employees, up from 28,000 employees a decade ago. Throughout these 10 years, we’ve remained committed to identifying and developing talent across our organization, including front-line employees interacting with customers and those behind-the-scenes supporting our field teams. On behalf of Ryder’s leadership team and all our employees, thank you for your investment and confidence in Ryder. We remain focused on executing our balanced growth strategy, which we expect will lead to long-term, profitable growth and increased shareholder value. Sincerely, SHAREHOLDER LETTER (CONTINUED) Robert Sanchez Chairman and CEO March 2023 Adjusted ROE, comparable EPS, and free cash flow are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 37, 46-53 of our Annual Report on Form 10-K for the year ended December 31, 2022. “We strive to create a high-performance culture that embraces diverse perspectives and experiences and ensures that all our employees have opportunities to develop the skills they need to excel in their fields. Human capital management is a priority for our executives and board of directors.” 48,300 EMPLOYEES 5 | RYDER 2022 ANNUAL REPORT

(5%) 0% 5% 10% 15% 20% 25% 30% Adjusted Return on Equity 2020 2021 2022 21% 29% (1%) Comparable EPS 2020 2021 2022 Dividend Per Common Share 2020 2021 2022 $2.24 $2.40 $2.28 Operating Revenue 2020 2021 2022 $9,280 $7,828 $7,024 ($0.27) $9.58 $16.37 Free Cash Flow 2020 2021 2022 $1,587 $1,057 $921 $0 $500 $1,000 $1,500 $2,000 ($5) $0 $5 $10 $15 $20 Comparable EBITDA 2020 2021 2022 $2,722 $2,433 $2,258 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $0.0 $0.50 $1.00 $1.50 $2.00 $2.50 Adjusted ROE, comparable EBITDA, comparable EPS, free cash flow, and operating revenue are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 37, 46-53 of our Annual Report on Form 10-K for the year ended December 31, 2022. P E R F O R M A N C E C H A R T S (in millions, except per share amounts) 6 | RYDER 2022 ANNUAL REPORT

2022 ANNUAL REPORT

ACCELERATING GROWTH THROUGH STRATEGIC ACQUISITIONS AND INNOVATIVE TECHNOLOGY


Next-Generation Vehicles
E-commerce
Digital Technologies
Asset Sharing


Ryder

AREAS OF STRATEGIC FOCUS

At Ryder, we identified four key areas of disruption in our industry: accelerating demand for e-commerce fulfillment, asset sharing, next-generation vehicles, and digital technologies. Each of these present considerable challenges in today's ever-changing environment, but they also offer significant opportunities for innovation. That's why Ryder is investing in and developing new solutions and technologies that tackle these disruptions, such as a newly expanded, tech-forward e-commerce fulfillment offering; a leading peer-to-peer commercial vehicle-sharing platform; programs to help accelerate the commercialization of electric and autonomous vehicles; and a one-of-a-kind visibility and collaborative logistics technology that's enabling more efficient and resilient supply chains.

ACQUISITIONS

EXPANDING E-COMMERCE

To address the accelerating demand for e-commerce, Ryder acquired two leading providers of omnichannel fulfillment and distribution services for high-growth retail and e-commerce brands.

With the acquisition of Whiplash, Ryder gained a seamless, end-to-end omnichannel fulfillment solution designed to provide scalability for merchants at every stage of their growth journeys, from digitally-native vendors to major nationwide retailers. With a proprietary e-commerce technology platform, an impressive roster of more than 250 brands, and key geographic strongholds for maximum speed and flexibility – coupled with Ryder's port-to-door transportation logistics solutions – the newly rebranded and expanded **Ryder E-commerce by Whiplash** solution positions us to deliver incredible value for customers looking for more advanced e-fulfillment solutions.

Ryder also acquired Dotcom Distribution, further expanding our e-fulfillment solution with an impressive roster of brands in new industry verticals, including health, beauty, and cosmetics – in line with our larger strategy to grow and diversify our e-commerce portfolio.

And, with an expanded footprint, Ryder e-commerce now delivers to 100% of the U.S. in two days or less.

7 I RYDER 2022 ANNUAL REPORT

ACCELERATING GROWTH THROUGH STRATEGIC ACQUISITIONS AND INNOVATIVE TECHNOLOGY

OPTIMIZING TRANSPORTATION NETWORKS

As part of our strategy to bring new technology-driven solutions to market, Ryder acquired Baton, a San Francisco-based start-up known for the development of a proprietary logistics technology focused on optimizing transportation networks. Now, with **Baton: A Ryder Technology Lab**, we gain the exceptional talent of proven product developers and technologists to lead the innovation and development of the next generation of customer-facing technologies at Ryder.

INNOVATIVE TECHNOLOGIES

RYDERSHARE

Ryder rolled out the next evolution of its one-of-a-kind visibility and collaborative logistics technology **RyderShare**™, which enables everyone involved in moving goods through supply chains – shippers, receivers, carriers, and service providers – to work together in real time to prevent costly delays and find efficiency gains.

Initially focused on the transport of goods, RyderShare now includes a warehouse management solution for end-to-end visibility as goods move inbound on trucks to within the four walls of warehouses and distribution centers and, ultimately, outbound to their final destinations. The result is the only digital platform by a 3PL that provides real-time visibility, collaboration, and exception management throughout the end-to-end supply chain.

To date, RyderShare has logged more than nine million shipments with customers realizing significant improvements in productivity, labor efficiency, on-time delivery performance, and instant revenue recognition.

RYDERVIEW

We enhanced our RyderView™ platform, a best-in-class delivery execution technology for **Ryder Last Mile**, our final-mile delivery solution for big-and-bulky goods. Now, Ryder customers can offer consumers a branded experience for self-service scheduling at the point of purchase or convenient self-service rescheduling, as well as real-time visibility and omnichannel communication. RyderView also facilitates engagement across customers, operators, and carriers, to provide the best white-glove delivery experience.

RyderShare™

KEY DIFFERENTIATOR IN INFLUENCING MORE THAN 35% OF 2022 SCS/DTS NEW SALES


Ryder
Ever better.

"As a fully integrated port-to-door transportation and supply chain logistics provider, achieving the kind of next-level visibility and collaboration that RyderShare provides in today's disruptive supply chain environment has proven to be a game changer for our customers," says Steve Sensing, President of Global SCS and DTS.

LEARN MORE **HERE**

8 | RYDER 2022 ANNUAL REPORT

ACCELERATING GROWTH THROUGH STRATEGIC ACQUISITIONS AND INNOVATIVE TECHNOLOGY NEXT-GENERATION VEHICLES To ensure Ryder customers have access to the most modern fleets in the industry, we collaborate with leading truck manufacturers and vehicle technology innovators. Ryder continually develops leasing, maintenance, and fleet management products to allow our customers to adopt new technologies, and we are evolving our infrastructure to support the adoption of electric vehicles and the commercialization of autonomous vehicles. Our focus is on practical, intelligent, and cost-effective solutions to support the next generation of commercial vehicles. COOP BY RYDER® Ryder expanded its peer-to-peer commercial vehicle sharing platform nationwide. Through COOP and its network of third-party truck and trailer owners, renters on the platform now have access to more than 50,000 trucks and trailers (based on availability). The expansion follows the success of the initial rollout in nine key states, underscoring the continued growth of the COOP platform with the high demand for rental vehicles and the opportunity to monetize underutilized assets. To date, more than 10,000 businesses have joined the program, with COOP experiencing 250% year-over-year growth since launching in 2018. RYDERVENTURES Through our corporate venture capital fund, we’re committed to investing $50 million in and collaborating with start-up companies that are tackling disruptions in our industry, driven by accelerating demand for e-commerce fulfillment, commercial asset sharing, next-generation vehicles, and digital technologies. With RyderVentures, we gain early access to emerging technologies that address our customers’ pain points and help speed them to market. To date, RyderVentures has made investments in start-ups that range in focus from micro-fulfillment to warehouse automation, dispatch technology, driver staffing, autonomous vehicles, and mobile carbon capture, among others. “Ryder has a strong history investing in and working with startups to leverage emerging technologies to make our business and, ultimately, our customers’ businesses better,” says Karen Jones, EVP, CMO and Head of New Product Innovation. “We realized pretty quickly that we needed to identify earlier in the process those new technologies that address our customers’ pain points and then work alongside the start-ups developing them to speed the solutions to market.” LEARN MORE HERE 9 | RYDER 2022 ANNUAL REPORT

2022 ANNUAL REPORT

OUR COMMITMENT TO RESPONSIBLE SUSTAINABILITY

Sustainability at Ryder is about being thoughtful, purposeful, and focused on meeting such expectations in the areas of environmental, social, and governance (ESG). Integrated into the fabric of our business, ESG guides innovations to improve safety and efficiency, reduce emissions, and inspire our team to develop the best solutions for our customers.


2021
CORPORATE
SUSTAINABILITY
REPORT

SUSTAINABILITY REPORTING, GOALS & PROGRESS

The 2021 Ryder Corporate Sustainability Report (CSR) references the Global Reporting Initiative (GRI) Standards 2021, Sustainability Accounting Standards Board (SASB) Air Freight & Logistics Standards, and Task Force on Climate-Related Financial Disclosures (TCFD).

LEARN MORE ABOUT RYDER'S SUSTAINABILITY REPORTING INCLUDING OUR GOALS AND PROGRESS HERE.

DETERMINING OUR KEY ESG TOPICS

In 2022, we identified our ESG key topics by utilizing a third party to conduct an ESG materiality assessment to strategically refine our sustainability management and reporting efforts. The assessment process included benchmarking numerous ESG topics across our industry, peers, and global reporting frameworks as well as engaging more than 350 stakeholders (employees, customers, suppliers, and shareholders) in the process. The following key ESG topics guide our sustainability efforts:

ENVIRONMENTAL

- Air quality
- Energy
- Greenhouse gas (GHG) emissions
- Environmental management

SOCIAL

- Accident and safety management
- Diversity, equity, and inclusion
- Employee engagement
- Employee health and safety
- Employee talent and development
- Employment
- Human rights
- Labor management
- Non-discrimination

GOVERNANCE

- Anti-corruption
- Business ethics and integrity
- Customer privacy
- Data security
- Supply chain management

10 | RYDER 2022 ANNUAL REPORT

OUR COMMITMENT TO RESPONSIBLE SUSTAINABILITY

UNDERSTANDING OUR SCOPE 1, 2, AND 3 GHG EMISSIONS

The **Greenhouse Gas Protocol (GHG Protocol)** categorizes and defines emissions as:

- **Scope 1:** Direct emissions from sources owned or controlled by the company.

  For Ryder, this includes mobile and stationary mobile emissions from the vehicles we operate and stationary emissions from the combustion of natural gas, propane, and heating oil in our owned furnaces.

- **Scope 2:** Indirect emissions from purchased gridsourced electricity, steam, heat, or cooling.

  For Ryder, this is electricity we purchase to power facilities that we own or lease for our operations.

- **Scope 3:** All other indirect emissions that are a consequence of the activities of the company but occur from sources not owned or controlled by the company. Scope 3 emissions are categorized as upstream (emissions that occur in the lifecycle of products and services up to their point of sale) or downstream (emissions that occur from products and services' use and end-of-life).

  For Ryder, Scope 3 reports emissions from 8 of 15 categories, which are described in our 2021 CSR.

ENVIRONMENTAL

Ryder is committed to reducing our environmental footprint to conserve resources and associated costs.

OUR ENVIRONMENTAL PERFORMANCE DATA*

Total Scope 1, 2, and 3 Emissions (metric tons CO_2e)


2019
TOTAL GHG EMISSIONS
11,020,857
2020
TOTAL GHG EMISSIONS
10,989,164
2021
TOTAL GHG EMISSIONS
7,496,246
Scope 1
Scope 2
Scope 3
792,122
681,841
684,619
99,935
82,903
71,374
10,128,800
10,224,420
6,740,253

*Environmental data for 2022 is not yet available and will be provided in the 2022 CSR.

SOCIAL

We strive to create a high-performance culture that embraces diverse perspectives and experiences while ensuring all our employees have opportunities to develop the skills needed to grow and excel. Our highest priority is the safety of our employees, customers, and the public, which is enhanced through training and technology. We develop our talent by providing a safe, collaborative, and innovative work environment.

GOVERNANCE

We are proud to be a trusted logistics and transportation partner, grounded by strong governance. We value our relationships with investors and maintain a strong governance profile that provides shareholders with meaningful participation rights. At Ryder, upholding high standards of governance and ethical behavior is important to our long-term growth and success. Our **Principles of Business Conduct** outlines our expectations for all employees to conduct business fairly, honestly, and ethically.

11 | RYDER 2022 ANNUAL REPORT

1-Audit Committee 2-Compensation Committee 3-Corporate Governance and Nominating Committee 4-Finance Committee 5-Lead Independent Director *Mr. Tookes will be retiring from the Board of Directors, effective as of the date of the Annual Meeting, and is therefore not standing for re-election. EXECUTIVE LEADERSHIP ROBERT E. SANCHEZ Chair and Chief Executive Officer JOHN J. DIEZ Executive Vice President and Chief Financial Officer THOMAS M. HAVENS President, Global Fleet Management Solutions J. STEVEN SENSING President, Global Supply Chain Solutions and Dedicated Transportation Solutions ROBERT D. FATOVIC Executive Vice President, Chief Legal Officer and Corporate Secretary KAREN M. JONES Executive Vice President and Chief Marketing Officer FRANCISCO LOPEZ Executive Vice President and Chief Human Resources Officer SANFORD J. HODES Senior Vice President and Chief Procurement and Corporate Development Officer RAJEEV RAVINDRAN Executive Vice President and Chief Information Officer CRISTINA GALLO-AQUINO Senior Vice President, Controller and Principal Accounting Officer BOARD OF DIRECTORS ROBERT E. SANCHEZ Chair and Chief Executive Officer ROBERT J. ECK 2,3,5 President, Retired Chief Executive Officer of Anixter International, Inc. ROBERT A. HAGEMANN 1,4 Retired Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated MICHAEL F. HILTON 2,3 Retired President and Chief Executive Officer of Nordson Corporation TAMARA L. LUNDGREN 1,3 President and Chief Executive Officer of Schnitzer Steel Industries, Inc. LUIS P. NIETO, JR. 2,4 Retired President of the Consumer Foods Group for ConAgra Foods Inc. DAVID G. NORD 1,4 Retired Chairman, President and Chief Executive Officer of Hubbell Incorporated ABBIE J. SMITH 1,4 Professor of Accounting at the University of Chicago Booth School of Business E. FOLLIN SMITH 2,3 Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Constellation Energy Group, Inc. DMITRI L. STOCKTON 2,4 Retired Chairman, President and CEO of GE Asset Management CHARLES M. SWOBODA 1,3 Retired President and Chief Executive Officer of Cree, Inc. HANSEL E. TOOKES, II 1,3* Retired President of Raytheon International NEW YORK STOCK EXCHANGE NYSE: R ANNUAL MEETING Ryder System, Inc. will be hosting its Annual Meeting of Shareholders on Friday, May 5, 2023, at 10 a.m. The Annual Meeting will beheld in person at PGA National Resort, 400 Avenue of the Champions, Palm Beach Gardens, FL 33418. INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM PricewaterhouseCoopers LLP TRANSFER AGENT AND REGISTRAR EQ Shareholder Services Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com Outside the U.S. (651) 450-4064 D I V I D E N D R E I N V E S T M E N T P L A N Shareholders may automatically reinvest their dividends and cash in additional shares of Ryder System, Inc. stock by enrolling in the Company’s Dividend Reinvestment Plan. Information about the Dividend Reinvestment Plan may be obtained by contacting: EQ Shareholder Services Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com Outside the U.S. (651) 450-4064 For Dividend Reinvestment Plan Optional Cash Investments: EQ Shareowner Services Post Office Box 64856 St. Paul, MN 55164-0856 PHYSICAL ADDRESS RYDER CORPORATE HEADQUARTERS 11690 NW 105th Street Miami, FL 33178 INVESTOR RELATIONS https://investors.ryder.com (305) 500-4053 RyderForInvestors@ryder.com CALENE CANDELA Vice President, Investor Relations (305) 500-4764 ccandela@ryder.com CORPORATE INFORMATION 12 | RYDER 2022 ANNUAL REPORT

Ryder Headquarters 11690 NW 105th Street Miami, FL 33178 www.ryder.com